Architecting Agentic Commerce

The Infrastructure Backbone Powering AI-Driven Retail

Annual Report & Accounts | 2025

Rezolve Ai PLC (NASDAQ: RZLV)



Table of Contents

rezolve ai

The Third Retail Revolution

AI is moving from recommendation to execution. When machines transact, commerce infrastructure must evolve. Rezolve Ai is building the infrastructure backbone enabling this shift.

1995–2010

2010–2024

2025 ⋯→

SEARCH COMMERCE
Catalog + Keyword Search

MOBILE COMMERCE
Apps + Digital Checkout

AGENTIC COMMERCE
AI Agents Transact

The velocity of this transition is unprecedented. Third-party forecasts now project that U.S. eCommerce sales driven through AI platforms will exceed **$20 billion in 2026** and skyrocket to **over $144 billion by 2029**, representing nearly 9% of the total retail eCommerce market[†].

1

Executive Summary: 2025 — The Year of Infrastructure

In 2025, Rezolve Ai made a decisive transition from an emerging technology pioneer to an increasingly essential infrastructure layer for global commerce. As the market shifts from search-based discovery to **Agentic Execution**, Rezolve Ai has built a patent-protected, zero-hallucination engine designed to operate at enterprise scale.

The Rezolve Ai Thesis: Architecture as an Economic Moat

CATEGORY LEADERSHIP:

Rezolve Ai is architecting for a projected **$144 billion** AI-driven ecommerce market by 2029[†]. We sit directly inside the operational core of commerce systems, enabling AI to transact, not simply respond.

PLATFORM VELOCITY:

In 2025, the Rezolve Ai infrastructure processed over **112.7 billion API calls**, reached **59.8 million consumer devices** via our SDK and detected **306.7 million physical-to-digital intersections.**

FINANCIAL VELOCITY:

We exited 2025 with a record **December MRR of $19.4 million** giving us an annualized run rate of over **$232 million** entering 2026. With a **contracted revenue base of $232 million as we exited the year**, we are providing a high-conviction foundation for our raised **$360 million guidance** for the full year 2026.

Strategic Consolidation & Capital Dominance

THE ENTERPRISE ROLL-UP:

Through the strategic acquisitions of **Groupby** and **Crownpeak** and more recently, **Reward**, we have systematically captured the enterprise search and transaction layers, transitioning legacy customer bases onto our high-margin agentic architecture.

THE AWS PLAYBOOK:

Our acquisition of **Subsquid (SQD)** provides Rezolve Ai with a proprietary, distributed blockchain database. This removes Rezolve's reliance on third-party ledgers and unlocks a massive new revenue frontier in decentralized enterprise data infrastructure.

INSTITUTIONAL WAR CHEST:

We have secured over **$750 million in total funding** to fuel our continued structural takeover of the category.

Conclusion

Rezolve Ai is no longer participating in the commerce ecosystem; we are the engine beneath it. We enter 2026 with a fortified balance sheet, a world-class executive bench, and a technology stack positioning Rezolve among the emerging global standards for the Agentic era.

rezlove

Enterprise AI Infrastructure at Global Commerce Scale



$30T
Global Retail[†]

$1–$5T
Emerging Agentic Commerce

$144B
AI-driven sales in U.S. by 2029[†]

PLATFORM SCALE

950+
Enterprise Clients

112.7B
API Calls Processed

rezolve.ai

PLATFORM MOMENTUM

$500M+
ARR Exit Target

$360M
2026 Guidance

$232M
Year-End Contracted Revenue*

2025 CURRENT

FINANCIAL REALITY

$19.4M
December MRR

90%+
Core Software Margin

66%
Blended Gross Margin

$46.8M
2025 Revenue

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The New Commerce Engine

**Rezolve Ai
Agentic Checkout**

PAYMENTS

MERCHANT SYSTEMS

LOYALTY

Security Filter

Authorization Filter

Context Filter

Reasoning Filter

Empathy Filter

Intent Filter

rezolve ai

From Interface to Essential Infrastructure

Rezolve Ai operates inside **catalog, payment and loyalty systems**, enabling AI to interpret intent and execute transactions in real time.



AI AGENTS
What's the top-rated coffee maker that fits my budget?
Claude
Gemini
perplexity
Grok
CONSUMER INTERFACE
"I need a quiet, high-quality coffee grinder for home use."
Rezolve Ai Infrastructure
Merchant Systems
BLOCKCHAIN
PAYMENTS
LOYALTY
CATALOG

Letter from the Chairman & Chief Executive Officer

Dear Shareholders,

Digital retail has long relied on search and manual checkout flows, but a structural shift is underway. AI systems will increasingly execute purchases, not simply recommend them.

2025 was the year that our vision began to scale. It marked the transition of Rezolve Ai from an emerging AI capability to production infrastructure operating at enterprise scale.

Financial Velocity & The Enterprise Roll-Up Strategy

Our growth is defined by a disciplined "Roll-Up" strategy of legacy enterprise search and commerce companies. By acquiring Groupby and Crownpeak and more recently, Reward, we have systematically captured the enterprise discovery layer, transitioning their existing customer bases onto our agentic infrastructure. These acquisitions were transformational, collectively driving our 2025 revenue to $46.8M, with **December Monthly Recurring Revenue (MRR) alone reaching $19.4M.** This represents an annualized run rate of over $232 million as we enter 2026.

Unprecedented Capital Backing

To fuel this consolidation, we executed a relentless capitalization strategy, securing over $750M in total funding across equity and debt. This capital provides the "war chest" necessary to maintain our position as the market leader in AI for business.

The Patent Frontier

We aren't just deploying AI; we are inventing it. Rezolve Ai holds a robust portfolio of over 30 patents across key areas including AI visualization and data processing. This intellectual property is the foundation of our Zero-Hallucination capabilites, a mission-critical requirement for enterprise-grade AI that separates Rezolve Ai from every other player in the market.

THE CAPITAL STACK

$750M
of quality institutional funding raised



The AWS Playbook: Unlocking Infrastructure Upside

While our core commerce platform drives our current valuation, **our acquisition of Subsquid (SQD) represents a massive, unpriced strategic upside.** SQD is not just a data indexing tool; it is a proprietary, distributed blockchain database.

We are running the classic AWS playbook. Just as Amazon built a massive retail infrastructure to solve retail challenges before commercializing it, we are deploying this decentralized database to power Rezolve Ai's internal global transaction ledger first. Once our database is hardened at an immense scale by processing billions of API calls, we intend to commercialize this infrastructure.

> "
> ## SQD represents a massive, unpriced strategic upside.

This will open an entirely new revenue frontier, providing high-performance, decentralized database solutions to the broader enterprise market.

The brainpowa Advantage

General AI models generate language; commerce systems require precision. In production retail environments, hallucination is a liability. Our proprietary LLM, brainpowa, is trained specifically for commerce. It operates with near-zero hallucination risk and production-grade reliability.

Because Rezolve Ai is implemented as operational infrastructure and not a discretionary tool, our switching costs are real. Customers deploy Rezolve Ai directly inside live commerce environments, resulting in more than 112.7 billion API calls processed across 950+ enterprise clients.

We are building deliberately, scaling responsibly and executing with long-term discipline. Rezolve Ai intends to play a leading role in shaping the next generation of commerce infrastructure.



– **Daniel M. Wagner**
Chairman &
Chief Executive Officer



DISTRIBUTED DATABASE POTENTIAL

PHASE 1:
INTERNAL R&D
Rezolve Ai's proprietary transaction ledger powering 112.7B API calls.

PHASE 2:
COMMERCIALIZATION
Selling decentralized database architecture to the global enterprise market (new TAM).

rezlove

Letter from the Deputy Chairman

2025 was a transitional year for Rezolve Ai. It was not only our first report to shareholders as a public company, but also a year in which we brought our eCommerce vision into reality.

As shareholders will have seen from our announcements, the company strengthened its leadership team with senior executives drawn from leading global organisations, including **Microsoft, Google, Visa, Accenture, Tata Digital and Deutsche Telekom.** These appointments bring deep expertise across AI and cloud infrastructure, payments, enterprise operations, loyalty and data, while also strengthening our regulatory and compliance frameworks.

This investment in leadership is both deliberate and timely. As AI-driven agents increasingly influence and execute transactions on behalf of consumers, the importance of financial-grade governance, operational resilience and trust continues to grow. This leadership team brings technical depth and a clear understanding of customers and how to engage them.

The depth and quality of the leadership team now in place at the company underscore strong market validation and position the company to scale in a disciplined and predictable manner across geographies and industries.

During the year, the company also executed a series of strategic mergers and acquisitions that are already beginning to take shape as a unified platform aligned with our long-term vision for the future of eCommerce. These transactions were not pursued as standalone opportunities, but as complementary building blocks designed to enhance our technology and broaden our product and service offerings to include payments, deepen our customer relationships and strengthen our data and loyalty capabilities.

We are encouraged by the early signs of integration, as teams, systems and capabilities come together to create a more seamless, intelligent and scalable ecosystem for our customers and partners. While there is still important work ahead, we believe

these combined assets position us at the forefront of the next generation of eCommerce.

We have also seen a meaningful increase in ownership of our shares by leading institutional investors in the U.S., reflecting growing confidence in our strategy, performance and long-term prospects. This expanding base of sophisticated, research-driven shareholders enhances the stability and liquidity of our stock and reinforces our focus on disciplined capital allocation and sustainable value creation. Based on our ongoing engagement with the investment community, we expect institutional participation in our share register to continue to grow over the next 12 months.

The Board has continued to develop its governance framework in line with the company's growth and its responsibilities as a publicly listed company.

> **"The depth and quality of the leadership team now in place at the company underscore strong market validation and position the company to scale in a disciplined and predictable manner across geographies and industries."**

We remain committed to transparent communication and to executing our strategy in a way that serves the interests of all shareholders.

As I reflect on the past 12 months, I am proud of what the company has achieved and optimistic about what lies ahead. Management has executed with resilience and discipline in a challenging environment, strengthening the core business while investing in the capabilities that will underpin long-term growth. These accomplishments give me confidence in our ability to capture the opportunities ahead. I believe we are only at the beginning of what this company can achieve.



- **Anthony Sharp**
  Deputy Chairman





The Global Partner Network



Google

> **Rezolve Ai is transforming retail by integrating its unique agentic capabilities directly into Google Cloud infrastructure.**

– Tara Brady *President of Google Cloud EMEA*

 ## Microsoft

> **Our partnership with Rezolve Ai is driving a new era of global retail innovation, bringing AI-first commerce to Microsoft's largest enterprise customers.**

– **Nick Parker** *President, Industry & Partnerships | Microsoft*



 ## tether

> **Tether and Rezolve Ai share a vision to make crypto mainstream by eliminating merchant fees and redefining the speed of retail payments.**

– **Paolo Ardoino** *CEO of Tether*





Trusted by 950+ Enterprise Clients















































ACE Hardware
AJIO
APPLIED Industrial Technologies
BANANA REPUBLIC
BJ's
BLACKBERRYS
Cabela's
CINEPLEX
coles
Crate&Barrel
BuildDirect
LA TIENDA Tapas Bar & Market
MANGO
Myntra
Office DEPOT MEXICO
REBAG
TAILORED BRANDS
thewarehouse
dfs
DUNKIN'
eyebuydirect
GAP
JOS. A. BANK
KITH
laComer
MEN'S WEARHOUSE
NEW ERA
OMAHA STEAKS
POTTERY BARN
QATAR AIRWAYS القطرية
Rakuten
shoeby
target

Leadership for the Agentic Era



Sainsbury   **ASDA**   **M&S**   **MARS**

> ❝ The era of linear, search-and-click retail is over. Rezolve Ai is a key part of a broader transformation, providing the essential infrastructure for an agentic economy. This represents the new global standard for how commerce will actually be conducted moving forward.

– Justin King CBE *Senior Advisor*

> ❝ Rezolve Ai is executing the most significant 'AWS Playbook' of the AI generation. By owning the distributed database and the intelligence layer simultaneously, they are building the structural foundation that the entire AI economy will eventually sit upon. This is the ultimate infrastructure play.

– Christian Angermayer *Investor & Advisor*



VISA



> ❝ The legacy financial clearing houses are the toll bridges of a bygone era. Through RezolvePay, Rezolve Ai is finally returning the economic advantage to the merchant. This is more than an evolution in payments, it is the structural disintermediation of the global settlement layer.

– Dr. Steve Perry *Non Executive Director*



Pioneering Innovations in AI

We have 30 patents and have solved
the problem of hallucinations.



2

The Product Ecosystem: Building the AI Commerce Flywheel

2025 PLATFORM VELOCITY

112.7B
API Calls Processed

306M
Physical World Geofence Triggers

59.8M
Mobile Devices reached via Rezolve Ai SDK

Intelligence, Execution and Data

Rezolve Ai's architecture is not a collection of fragmented tools. Through aggressive organic development and the strategic acquisitions of Groupby, Crownpeak and Reward, we have built a unified operating layer deployed directly inside enterprise retail environments.



1

The Intelligence Engine: brainpowa & Brain Commerce

Digital commerce was built on static keywords. The present is conversational commerce. The future is agentic execution. Our acquisitions of Groupby and Crownpeak supercharge our discovery and merchandising capabilities — turning natural human conversation into instant, margin-aware action and enabling our proprietary, retail-trained LLM, brainpowa, to operate with SKU-level precision.

General AI generates text; brainpowa generates revenue. In production environments, hallucination is a liability. brainpowa is engineered from first principles for near-zero risk, powering dynamic, margin-aware commerce.

SOVEREIGN COMMERCE INFRASTRUCTURE

In an era of heightened geopolitical uncertainty, decentralized resilience is a non-negotiable enterprise requirement. Subsquid (SQD) provides a **foundation that ensures Rezolve Ai remains operational even during regional node failures.** We offer a level of stability that centralized providers cannot match—infrastructure that cannot be "turned off."

2

The Execution Engine: Agentic Checkout, RezolvePay & Loyalty

When AI agents initiate purchases on behalf of consumers, the transaction layer must guarantee security and protocol alignment. Agentic Checkout ensures every AI-initiated transaction executes flawlessly within merchant-approved parameters.

Infrastructure only scales when it fundamentally improves merchant economics. **RezolvePay** introduces a next-generation, stablecoin-enabled settlement rail that allows merchants to recapture the margin traditionally lost to legacy payment network fees. By leveraging stablecoin architecture, we bypass the archaic clearing houses of traditional finance. Rather than acting as a toll bridge, we operate as a frictionless, zero-fee transaction enabler for the merchant.

To drive consumer adoption of this rail, we leverage **Reward Loyalty**. By offering targeted point-of-sale incentives, we seamlessly motivate consumers to choose RezolvePay over high-cost traditional cards. This naturally shifts transaction volume into a highly efficient, closed-loop ecosystem and embeds Rezolve Ai at the economic center of the transaction, delivering superior value to the consumer and unprecedented margin to the merchant.

Through our strategic partnership with **Tether**, we are realizing the vision of mainstream crypto utility. RezolvePay allows for seamless stablecoin settlement, effectively redefining retail payments and providing merchants with a path to eliminate legacy network fees entirely.

rezolve ai

3

Proprietary Blockchain Infrastructure & Data

The true compounding value of infrastructure is data and the systems that house it. With **Reward Insight**, we capture massive, high-fidelity, analog transaction data. But our ambition goes far beyond indexing.

Through our acquisition of **Subsquid (SQD)**, we did not just acquire a data network; we acquired a distributed, proprietary database system. We are deploying this as the foundational blockchain-based infrastructure for Rezolve Ai's own global operations. This ensures unparalleled security, decentralization and the architectural rigor and speed required to support the real-time demands of an agentic world.

This is the ultimate infrastructure playbook. We are deploying this proprietary decentralized database to power our own commerce machine today, with the strategic vision to commercialize and promote this infrastructure to the broader enterprise market tomorrow. We are capturing the entire data footprint of global commerce, whether via a credit card swipe or a decentralized smart contract and we own the very database it lives on.

The Subsquid distributed architecture is engineered for the modern world. Unlike centralized systems, SQD's decentralized node structure ensures that even in the event of regional node failures, critical in today's heightened geopolitical uncertainty, the network remains operational. We own the decentralized infrastructure that bridges traditional commerce and the emerging Web3 environment.

LEGACY PAYMENTS High Friction, 2-3% Value Destruction


Consumer
Gateway
Acquirer
Card Network Toll Bridge
Issuer
Merchant

The New Payment Rail

REZOLVEPAY STABLECOIN RAIL Zero-Fee, Instant Settlement, 100% Margin Retention


Consumer
Rezolve Ai Infrastructure
Merchant

The first era of commerce was search based. The second was mobile based. The next era is agentic.

REZOLVE IS BUILDING THE INFRASTRUCTURE BENEATH IT.

3

The Strategic Ecosystem: Native Integration at Every Layer

Embedded. Not Attached.

Rezolve Ai operates inside the transaction flow at the point where decisions turn into transactions.

Strategic Hyperscale Alliances:
(The Compute & Distribution)

We don't just host on the cloud; we partner with the cloud. Rezolve Ai has forged deep, strategic go-to-market partnerships with both Microsoft and Google.

Our architecture is natively integrated into Microsoft Azure and Google Cloud environments, ensuring latency-optimized, enterprise-grade reliability. More important, these alliances serve as massive, structural distribution engines. By aligning both technically and commercially with the world's leading hyperscalers, we are co-selling and deploying Brain Suite directly into their vast global enterprise client bases.

Rezolve Ai Infrastructure

2

Financial & Payment Rails
(The Settlement)

Through direct banking integrations and the Reward Loyalty network, Rezolve Ai is embedded across multi-continent financial ecosystems, reaching over 10 million active cardholders. We bridge merchant systems with consumer wallets, ensuring AI-initiated purchases remain secure, compliant and instantaneously settled across global payment rails.

Crucially, as RezolvePay adoption scales, we provide merchants with a high-margin alternative to traditional payment methods. By organically shifting the economic advantage back to the merchant, we capture a highly lucrative layer of the transaction flow while operating harmoniously within the broader financial ecosystem.

3

Global Enterprise & Proprietary Blockchain
(The Endpoints)

We are entrenched in the operations of more than 950 global enterprise clients spanning retail, luxury, hospitality, and financial services. Our Subsquid (SQD) database removes reliance on external, third-party ledgers. We now own the decentralized infrastructure that bridges traditional retail with the new Web3 transaction economy.

As agentic commerce expands, the platforms that sit between these fragmented layers will dictate the economics of the next decade. Rezolve Ai is that connective layer.

4

The Institutional Engine: Talent & Operating Tempo

Talent as a Strategic Foundation

Rezolve Ai's ability to process 112.7 billion API calls and deploy across 950+ enterprise ecosystems is built upon a foundation of world-class expertise. In 2025, we successfully matured from a high-growth pioneer into a structurally stable, institution-grade enterprise.

This leadership was strategically selected to fortify three critical pillars:

Commercial Scale

Executives who have deployed hyperscale cloud and AI solutions inside complex, multi-national organizations.

Financial Governance

Veterans of global payment networks ensuring our transaction layer meets rigorous, regulatory-grade compliance standards.

Systems Depth

Engineering leaders with decades of experience delivering mission-critical, cross-border commerce architectures.

BUILT BY LEADERS FROM:

Microsoft

Google

Deutsche Telekom

VISA

accenture

TATA DIGITAL

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Unprecedented Operating Tempo

A company's true capability is measured by its operating tempo: its ability to scale product, talent and capital simultaneously. 2025 was a masterclass in simultaneous execution.

We didn't just secure over $750 million in capital and acquire transformational companies. We also:

Validated the Architecture:

Published the brainpowa Whitepaper, **proving zero hallucination rates** in production retail environments.

Secured Hyperscale Distribution:

Formalized strategic, joint go-to-market partnerships with **Microsoft and Google**, embedding our architecture into the sales motions of the world's largest cloud providers.

Launched Agentic Checkout:

Formally deployed the secure infrastructure layer that **enables AI to execute purchases**, moving our platform directly into the transaction flow.

Scaled the Ecosystem:

Doubled our enterprise deployments, expanded our SDK footprint to **over 59.8 million consumer devices** across four continents, detected **306.7 million physical-to-digital geofence triggers** and processed an astonishing **112.7 billion API calls.**

High-volume API processing is not merely technical throughput; it is absolute proof of embedded infrastructure operating continuously across live, global commerce environments. We are not just building for the future of agentic commerce; we are already powering it.



Architecting Value: Why Global Enterprises Choose Rezolve Ai

Rezolve Ai is not a discretionary tool; it is a structural necessity for the AI era.

We solve the three critical failures of general-purpose AI in a business environment:



1 Guaranteed Precision (Zero-Hallucination Execution)

General AI generates language; Rezolve Ai generates transactions. Our **patent-protected architecture** ensures that AI agents operate with production-grade reliability, eliminating the financial risk of AI "hallucinations" in a commerce environment.



2 Economic Autonomy (Zero-Fee Settlement)

We provide a path for merchants to **escape the "toll bridge" of legacy credit card networks.** By bypassing archaic clearing houses, we return the economic advantage to the merchant and directly improve bottom-line margins.



3 Structural Resilience (Scale & Distribution)

We offer decentralized reliability that centralized cloud providers cannot match. Our Subsquid (SQD) distributed architecture ensures that **commerce operations remain stable even in the event of regional node failures.** This resilience is coupled with immediate global distribution via native integration with Microsoft and Google. For the enterprise, this is the ultimate value unlock: we reduce the typical AI adoption cycle from 18 months to 18 days, allowing enterprises to "flip the switch" on agentic commerce without a multi-year infrastructure overhaul.



5

Financial Review: The Economics of Infrastructure

2025 marked the year Rezolve Ai moved beyond proof-of-concept growth and into structural scale. While our scale is accelerating, our 2026 guidance of $360 million remains grounded in the verified $232 million exit velocity achieved at year-end.

Infrastructure businesses compound differently than standard software. By integrating directly into core commerce workflows, we create high switching costs, operational dependency and massive net retention.

The Compounding Model

Our financial profile is defined by capital-light scalability, structural distribution advantages, and unprecedented forward visibility.

$232M Year-End Contracted Revenue

We entered 2026 with $232 million in contracted revenue secured as of December 31, 2025, providing a clear and stable trajectory for the year ahead.

$19.4M December MRR

A record monthly performance proving the "hockey stick" acceleration of production deployments and establishing a $232M+ Annualized Run Rate (ARR) exit for 2025.

90%+ Core Software Margins

Validating the frictionless scalability of our underlying software architecture.

66% Group Gross Margin

Reflecting the successful integration and stabilization of our legacy enterprise acquisitions.

$101.4M of Net Loss of which only $34.2M

was cash, while the remainder comprised balance sheet adjustments.

543% Sequential Growth

H2 2025 revenue grew 543% over H1, culminating in $46.8 million for the full year.

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The 2026 Trajectory

With a fortified balance sheet capped by our oversubscribed $250 million financing in January 2026 and the massive data and distribution advantages unlocked by our strategic acquisitions, we are accelerating our structural takeover of the category.

$500M+
Targeted ARR Exit Rate for 2026

$360M
Projected 2026 Full-Year Revenue

7.5x
Growth in One Year

$46.8M
2025 Full-Year Revenue

$40M
Projected December 2026 Monthly Recurring Revenue (MRR)

AMOUNT ($ in millions)

500
400
300
200
100
0



Outlook: From AI Pioneer to AI Market Leader

The era of "experimenting" with AI is over. The market has moved beyond search-based discovery and into the era of **Agentic Execution**.

Rezolve Ai has moved from being a pioneer in retail AI to being the emerging **Market Leader in AI for Business**. Our value to our target market is simple: We provide the only patent-protected, zero-hallucination infrastructure that allows an enterprise to turn conversational intent into instant, settled revenue.

We are architecting for a market that is not just theoretical, but actively exploding. With AI-driven sales projected to grow to **$144 billion by 2029**[†], the need for Rezolve Ai's transactional infrastructure has moved from an innovation to a structural requirement for the global enterprise.

The Frontier of AI, Payments and Blockchain

We will continue to develop and protect our technology through a rigorous patent strategy, focusing on the convergence of AI visualization and blockchain speed. This technical foundation powers RezolvePay, our next-generation settlement rail that bypasses archaic clearing houses to deliver a zero-fee, instant stablecoin transaction experience that returns economic autonomy to the merchant. By commercializing our SQD distributed database, we are moving beyond retail to provide the transaction engine for the entire AI era.

We are architecting the future of global business. Rezolve Ai is the leader. We are just getting started.



Summary Results of Operations

	2025	2024	Percentage Change
Revenue	**$46,800,099**	$2,013,567	2,224%
Gross margin	**15,922,202**	192,829	8,157%
Operating income/loss	**$(86,856,855)**	(138,520,740)	37.3%
Net income/loss	**$(101,410,228)**	(173,451,133)	41.5%
Diluted earnings per share	**$(0.38)**	(1.06)	64.2%



Income Statements

	2025	2024
Revenue	$46,800,099	$2,013,567

Operating expenses/(income)

	2025	2024
Cost of revenue	15,922,202	192,829
Sales and marketing	12,062,375	6,684,870
General and administrative	90,366,226	132,022,084
Depreciation and amortization	6,965,148	226,305
Research and development	11,198,074	1,152,807
Other operating (expense), net	(2,857,071)	255,412
Total operating expenses/ (income)	**$133,656,954**	**$140,534,307**
Operating loss	**$(86,856,855)**	**$(138,520,740)**
Total other expenses, net	**$(32,282,312)**	**$(34,686,658)**
Loss before income taxes	**$(119,139,167)**	**$(173,207,398)**
Provision for income taxes	17,728,939	(243,735)
Net loss and comprehensive loss	**$(101,410,228)**	**$(173,451,133)**
Net loss per share, basic and diluted	**$(0.38)**	**$(1.06)**
Weighted average shares, basic and diluted	267,981,256	163,674,883



Balance Sheet

Assets	2025	2024
Current assets		
Cash and cash equivalents	$111,112,251	$9,729,546
Accounts receivable and unbilled receivable, net	39,176,319	703,706
Prepaid expenses and other current assets	20,040,251	1,002,117
Other receivables	4,621,928	—
Derivative asset	—	2,587,581
Total current assets	**$174,950,749**	**$14,022,950**
Total Non-current assets	**$436,783,641**	**$7,145,942**
Total assets	**$611,734,390**	**$21,168,892**

Liabilities and Shareholders' Equity/(Deficit)

Current liabilities		
Accounts payable	$35,714,363	$8,061,598
Short term debt	102,142,933	—
Deferred revenue	46,500,843	1,172,056
Other current liabilities	97,714,761	53,205,182
Total current liabilities	**$262,072,900**	**$62,438,636**
Non-current liabilities		
Long term debt	50,092,029	—
Lease liabilities, non-current portion	827,038	—
Deferred tax liabilities	28,249,835	—
Contingent consideration, non-current portion	23,277,895	—
Other non-current liabilities	399,161	—
Total non current liabilities	**$102,845,958**	**—**
Total liabilities	**$364,918,858**	**$62,438,636**

Shareholders' Equity/(Deficit)		
Ordinary shares	43,817	26,919
Additional paid-in capital	605,583,785	216,879,496
Share subscription receivable	(1,143)	(80)
Accumulated deficit	(359,619,973)	(258,209,745)
Accumulated other comprehensive loss	809,046	33,666
Total Shareholders' Equity/(Deficit)	**$246,815,532**	**$(41,269,744)**
Total liabilities and shareholders' equity/(deficit)	**$611,734,390**	**$21,168,892**



Cash Flows Statement

Cash flows from operating activities:	2025	2024
Net loss	$(101,410,228)	$(173,451,133)
Adjustments:		
Depreciation and amortization	6,965,163	226,305
Impairment of loans receivable	—	255,412
Share-based compensation	9,613,757	86,648,511
Interest expense, net	2,912,116	10,557,714
Loss/(gain) on derivatives	2,889,175	(19,001,681)
Loss on extinguishment	29,950,161	44,332,819
Unrealized foreign exchange (gain)/loss	516,776	(1,329,775)
Gain on revaluation of financial asset	(5,710,714)	—
Movement in deferred tax liabilities	(18,591,588)	—
Impairment loss	63,345,577	—
Gain on bargain purchase	(61,298,445)	—
Non-cash component of lease expense	1,343,438	—
Non-cash component of transaction related expenses	700,000	—
Non-cash component of warrant expense	2,199,625	—
Loss on share issuance	690,093	—
Other non-cash expenses	—	225,301

Changes in operating assets and liabilities:

Net cash used in operating activities	**$ (63,147,255)**	**$(22,382,670)**

Cash flows from investing activities:

Purchase of property and equipment	(90,217)	(8,258)
Additions to intangible assets	(4,088,403)	(3,523,852)
Additions to other digital assets	(19,767,087)	—
Acquisition of companies	(3,660,000)	—
Purchase of Investments	(5,464,513)	—
Cash acquired in business combinations	8,361,981	—
Net cash used in investing activities	**$(24,708,239)**	**$(3,532,110)**

Cash flows from financing activities:

Net cash flow generated from financing activities	**$188,814,700**	**$35,449,213**
Effect of exchange rate changes on cash	423,499	38,527
Net change in cash	**$101,382,705**	**$9,572,960**
Cash and cash equivalents, beginning of year	$9,729,546	$156,586
Cash and cash equivalents, end of year	**$111,112,251**	**$9,729,546**



Definitions & Sources

[1] Annual Recurring Revenue ("ARR") is a non-GAAP operating measure representing the annualized value of recurring subscription and contract revenue under customer agreements in effect at the measurement date. Contracts are included in ARR for a given period if active at the end of that period and excluded if not active. ARR includes revenue from both subscription contracts and recurring professional services agreements.

[2] December 2025 Revenues totaled $19.4 million, as reported in the 2025 20-F revenue recognition section. These revenues are included in the audited US GAAP results for the full fiscal year 2025.

[3] Committed Revenue is a non-US GAAP metric. Committed revenue for 2026 is calculated based on the Annual Recurring Revenue ("ARR") and December 2025 revenues, resulting in $232.8 million.

[4] Contracted Revenue Base: Represents the group's total forward revenue visibility as of December 31, 2025. This **$232.8 million figure** is based on the annualized run rate of December 2025 revenues.

* We entered 2026 with an annualized revenue run rate of over $232 million, based on December 2025 MRR of $19.4 million (non-GAAP). *(page 9)*

† EMARKETER Forecast December 2025 *(pages 5, 7, 8, 37)*



Safe Harbor Statement

This Annual Report includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1996. The actual results of Rezolve AI plc ("Rezolve") may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect", "estimate", "project", "budget", "forecast", "anticipate", "intend", "plan", "may", "will", "could", "should", "believes", "predicts", "potential", "continue", "design" and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Rezolve's expectations with respect to anticipated annual revenue, ARR and ARR Exit Rate for 2026. ARR and ARR Exit Rates are projections and Rezolve's customers may not renew their outstanding contracts or maintain their usage rates, which would cause Rezolve's recognized revenue in future periods to decrease. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of Rezolve's Form 20-F annual filing with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Except as required by applicable law, Rezolve does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.





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